EXHIBIT 99.1

Osisko Announces the Voting Results From Its Annual Meeting of Shareholders

MONTREAL, May 13, 2022 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Corporation” or “Osisko”) (OR: TSX & NYSE) announces that, at the annual meeting of shareholders held on May 12, 2022, each of the 9 nominees listed in the management information circular filed on April 11, 2022 (the “Circular”) with regulatory authorities were elected as directors of the Corporation.

Election of Directors

Based on the proxies received by the Corporation and the votes on a show of hands, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

RESOLUTION No 1 Name of Nominee	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD	Percentage (%) of votes cast WITHHELD
Honourable John R. Baird	119,796,551	97.29	3,332,915	2.71
Joanne Ferstman	115,367,332	93.70	7,762,134	6.30
Edie Hofmeister	122,351,476	99.37	777,990	0.63
W. Murray John	113,309,472	92.02	9,819,994	7.98
Pierre Labbé	121,413,943	98.61	1,715,523	1.39
Candace MacGibbon	121,680,838	98.82	1,448,628	1.18
Charles E. Page	122,632,132	99.60	497,334	0.40
Sean Roosen	116,980,314	95.01	6,149,152	4.99
Sandeep Singh	122,608,840	99.58	520,626	0.42

Appointment and Remuneration of Auditor

Based on the proxies received by the Corporation and the votes on a show of hands, PricewaterhouseCoopers, LLP, Chartered Professional Accountants, was appointed as independent auditor of the Corporation for the ensuing year and the directors are authorized to fix its remuneration, with the following results:

RESOLUTION No 2	Votes cast FOR	Percentage (%) of votes cast FOR	Votes WITHHELD	Percentage (%) of votes cast WITHHELD
Appointment and Remuneration of Auditor.	129,381,412	99.12	1,143,258	0.88

Approval of the Amended Deferred Share Unit Plan and Approval of unallocated rights and entitlements

Based on the proxies received by the Corporation and the votes on a show of hands with respect to the adoption of an ordinary resolution to approve the amended Deferred Share Unit Plan and approve all unallocated rights and entitlements under the plan, the results are as follows:

RESOLUTION No3	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) of votes cast AGAINST
Ordinary Resolution to approve the amended Deferred Share Unit Plan and approve all unallocated rights and entitlements	121,104,538	98.36	2,024,803	1.64

Advisory Resolution on Executive Compensation

Based on the proxies received by the Corporation and the votes by show of hands with respect to the adoption of an advisory resolution accepting the Corporation’s approach to executive compensation, the results are as follows:

RESOLUTION No 4	Votes cast FOR	Percentage (%) of votes cast FOR	Votes cast AGAINST	Percentage (%) of votes cast AGAINST
Advisory Resolution on Executive Compensation.	117,448,640	95.39	5,680,822	4.61

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty company which holds a North American focused portfolio of over 165 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its cornerstone asset, a 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information, please contact Osisko Gold Royalties Ltd:

Heather Taylor
Vice President, Investor Relations
Tel. (514) 940-0670 #105
Email : htaylor@osiskogr.com